November 19, 2008

Mail Stop 4561

Rocio Revollo
Chief Financial Officer
Vestin Mortgage, Inc.
6149 South Rainbow Blvd
Las Vegas, NV 89118

   Re: **Vestin Fund III, LLC**
     Form 10-K for the year ended December 31, 2007
     Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008
     Filed March 25, 2008; May 12, 2008; and August 14, 2008
     File No. 0-51301

Dear Ms. Revollo:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief